June 27, 2008

VIA EDGAR

Ms. Linda Van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:  Gramercy Capital Corp. (the “Company”)

Form 10-K for the year ended December 31, 2007 (“Form 10-K”)

Filed on March 17, 2008

File No. 001-32248

Dear Ms. Van Doorn:

We are transmitting for filing the Company’s responses to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. John B. Roche of the Company, dated June 16, 2008 (the “June 16 Letter”) which represented an additional comment from the Staff to the Company’s letters dated May 23, 2008 and June 10, 2008.

For convenience of reference, the Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the June 16 Letter, and is followed by the corresponding response of the Company.  We have provided to each of you and Wilson K. Lee, a courtesy copy of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 — Significant Accounting Policies

Commercial Mortgage Backed Securities, page 101

1.             We have read your response to our prior comment 2 and note that you have indicated that the recourse obligation is between the company and its fully consolidated CDO subsidiaries.   We also note that you included the repurchase obligation as a risk factor because

Securities and Exchange Commission

June 27, 2008

 if the company were required to perform under the obligation there would be a reclassification from cash to restricted cash.  Please clarify whether the recourse obligation meets the criteria of paragraph 7(f) of FIN 45 or if not, clarify to us how the company concluded that the recourse obligation was not subject to FIN 45.

Response:  In response to the Staff’s comment, the Company concluded that under paragraph 7(f) the obligation between the Company and its fully consolidated subsidiary is subject to disclosure requirements.  From inception to the date of this response, the Company has not been required to repurchase any loans from its CDOs related to breaches of representation and warranties made.  The requirement to repurchase loans is between the Company and its fully consolidated CDO subsidiaries.  The assessment of loan loss reserves is made at each reporting period and if any losses are estimated, a loan loss reserve is recorded.  The Company believes that their loan loss reserves are fairly stated as of December 31, 2007.  No additional loan loss reserves would be recorded as a result of the existence of the repurchase obligation. Accordingly, the Company has concluded that the obligation is not material and no disclosure in addition to those made on page 30 of Form 10-K for the year ended December 31, 2007 is necessary.  The Company will make appropriate revisions to all future filings to disclose the obligation in the footnotes of the financial statements.

Please feel free to contact me at (212) 297-1038 should you require additional information or have any questions.

Very truly yours,

/s/ John B. Roche
John B. Roche
Chief Financial Officer

cc:	Robert Lehman, CPA
Larry P. Medvinsky, Esq.
Wilson K. Lee